LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE

                WWW.LEGALANDCOMPLIANCE.COM

DIRECT E-MAIL: LAURAANTHONYPA@AOL.COM

March 12, 2010

John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Genesis Capital Corporation of Nevada
Annual Report on Form 10-K FYE September 30, 2009
Filed December 29, 2009
File No. 0-27831

Dear Mr. Reynolds:

On behalf of Genesis Capital Corporation of Nevada (n/k/a Milwaukee Iron Arena Football, Inc.) (the “Company”), this letter responds to your correspondence dated March 8, 2010.

In particular, please be advised that the Company hereby confirms that its controller or principal accounting officer will be included in future filings as required by Form 10-K. In addition, be advised that Mr. Christopher Astrom is the principal accounting officer. Mr. Astrom did sign the Form 10-K with the title “Chief Financial Officer” but did not include the separate delineation of principal accounting officer. In the future the Company will properly delineate and indicate each capacity in which the officers are signing the report.

In addition, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Dave Walz

Securities and Exchange Commission

March 12, 2010

Page Two

Sincerely,

Laura E. Anthony

AGREED TO BY:

GENESIS CAPITAL CORPORATION OF NEVADA

k/n/a MILWAUKEE IRON ARENA FOOTBALL, INC.

________________________

/s/ Richard Astrom

Chief Executive Officer

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH